                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1996


                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator
  of the United Technologies Corporation
  Defined Contribution Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Defined Contribution Retirement Plan at December 31, 1996 and 1995 and the changes in net assets available for benefits for the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Hartford, Connecticut
June 26, 1997

                               UNITED TECHNOLOGIES CORPORATION
                             DEFINED CONTRIBUTION RETIREMENT PLAN
             Statement of Net Assets Available for Benefits With Fund Information
                                      December 31, 1996
                                                                 UTC                  Funds
                                      Income       Equity       Stock     Global     Combined
                                       Fund         Fund         Fund      Fund
Assets:
  Investments:
Beneficial interests in contracts
  issued by insurance companies,
  at cost plus accrued interest     $5,006,173   $        -   $       -   $     -   $5,006,173
Beneficial interests in Bankers
  Trust Company Pyramid Equity
  Index Fund, at market                      -    1,886,841           -       697    1,887,538
Beneficial interests in Bankers
  Trust Company Pyramid Fixed
  Income  Index Fund, at market              -            -           -       598          598
Beneficial interests in Bankers
  Trust Company Pyramid
  International Securities Index
  Fund, at market                            -            -           -       972          972
United Technologies Corporation
  Common Stock, at market                    -            -     111,182         -      111,182
Temporary investments, at cost
  plus accrued interest                    210            -          11         -          221
Total Investments                    5,006,383    1,886,841     111,193     2,267    7,006,684

Contributions and fund transfers
  receivable                             1,402            -       2,109        -         3,511
Total Assets                         5,007,785    1,886,841     113,302     2,267    7,010,195

Liabilities:
 Contributions and fund transfers
  payable                               16,559       32,564       3,315        61       52,499
Total Liabilities                       16,559       32,564       3,315        61       52,499

Net Assets Available for
  Benefits                          $4,991,226   $1,854,277   $ 109,987   $ 2,206   $6,957,696

Units of participation                 874,078      117,700      10,153     1,067

Unit value                          $     5.71   $    15.75   $   10.83   $  2.07

The accompanying notes are an integral part of these financial statements.

                               UNITED TECHNOLOGIES CORPORATION
                             DEFINED CONTRIBUTION RETIREMENT PLAN
             Statement of Net Assets Available for Benefits With Fund Information
                                      December 31, 1995
                                                                 UTC                  Funds
                                      Income       Equity       Stock     Global     Combined
                                       Fund         Fund         Fund      Fund
Assets:
  Investments:
Beneficial interests in contracts
  issued by insurance companies,
  at cost plus accrued interest     $4,899,519   $        -   $       -   $     -   $4,899,519
Beneficial interests in Bankers
  Trust Company Pyramid Equity
  Index Fund, at market                      -    1,368,711           -       586    1,369,297
Beneficial interests in Bankers
  Trust Company Pyramid Fixed
  Income Index Fund, at market               -            -           -       465          465
Beneficial interests in Bankers
  Trust Company Pyramid
  International Securities Index
  Fund, at market                            -            -           -       540          540
United Technologies Corporation
  Common Stock, at market                    -            -       1,186         -        1,186
Temporary investments, at cost
  plus accrued interest                    209           22           -         -          231
Total Investments                    4,899,728    1,368,733       1,186     1,591    6,271,238

Contributions and fund transfers
  receivable                           446,715       85,970           -         -      532,685
Total Assets                         5,346,443    1,454,703       1,186     1,591    6,803,923

Liabilities:
 Contributions payable                     625       14,613         102        52       15,392
 Accrued investment purchases                -            -           -        20           20
Total Liabilities                          625       14,613         102        72       15,412

Net Assets Available for
  Benefits                          $5,345,818   $1,440,090   $   1,084   $ 1,519   $6,788,511

Units of participation               1,006,968      112,602         142       817

Unit value                          $     5.31   $    12.79   $    7.62   $  1.86

The accompanying notes are an integral part of these financial statements.

                               UNITED TECHNOLOGIES CORPORATION
                             DEFINED CONTRIBUTION RETIREMENT PLAN
       Statement of Changes in Net Assets Available for Benefits With Fund Information
                                Period Ended December 31, 1996
                                                                 UTC                  Funds
                                      Income       Equity       Stock     Global     Combined
                                       Fund         Fund         Fund      Fund
Additions to net assets
  attributed to:

  Investment Income:
Net appreciation in fair value
  of investments                    $        -   $  333,092   $   3,156   $   200   $  336,448
Interest                               359,766           19          14         -      359,799
Dividends                                    -            -         278         -          278
  Total Investment Income              359,766      333,111       3,448       200      696,525

  Contributions:
Participants'                          151,238       63,538       4,940       207      219,923
Employer's                             296,058       82,166       3,306       280      381,810
  Total Contributions                  447,296      145,704       8,246       487      601,733



Deductions from net assets
  attributed to:

Cash distributions to
  participants                         967,023      166,747           -         -    1,133,770
  Total Deductions                     967,023      166,747           -         -    1,133,770

Inter-fund and inter-plan
  transfers                           (194,631)     102,119      97,209         -        4,697

Net (Decrease)/Increase               (354,592)     414,187     108,903       687      169,185

Net Assets Available for
  Benefits December 31, 1995         5,345,818    1,440,090       1,084     1,519    6,788,511

Net Assets Available for
  Benefits December 31, 1996        $4,991,226   $1,854,277   $ 109,987   $ 2,206   $6,957,696



The accompanying notes are an integral part of these financial statements.





                   UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation (UTC) Defined Contribution Retirement Plan (the Plan) is a defined contribution savings and money purchase plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees of UTC and certain of its subsidiaries may participate after completing one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the plan document which is available from UTC.

Contributions and Vesting. The employer makes contributions for each participant up to 3.5 percent of the participant's compensation. In addition, certain participants may elect to contribute, through payroll deductions, between 1 and 12 percent of their total compensation with up to the first 4 percent of each participant's contribution being matched 50 percent by the employer. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the period ended December 31, 1996, approximately $ 90,600 of forfeitures were used to fund UTC's contributions.

Investment Options. Participants may elect to allocate the contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds once per quarter in any whole percentage.

 . The Income Fund is invested in contracts issued by five insurance companies.

 . The Equity Fund is principally invested in the BT Pyramid Equity Index Fund, which is a commingled trust fund managed by Bankers Trust Company (BT), the Trustee, and includes a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks.

 . The UTC Stock Fund consists principally of 1,678 and 26 shares of UTC Common
  Stock at December 31, 1996 and 1995, respectively. Share amounts reflect the 2 for 1 stock split effective December 10, 1996.

 . The Global Fund is invested in almost equal proportions in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The BT Pyramid International Securities Index Fund invests in four other international index funds managed by the Trustee. The BT Pyramid Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Stock Fund may be paid in shares of UTC Common Stock instead of cash. There were no distributions in common stock for the period ended December 31, 1996.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The unit value of each fund is determined at each month end by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the plans' unit values. Distributions to participants reduce the number of participation units held by the plans.

Investment Valuation. Except for the Income Fund, the Plan's investments are stated at fair value. The fair value of the Equity Fund, the UTC Stock Fund, and the Global Fund is determined by the Trustee by reference to published market data. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals.

Plan Expenses. Plan expenses are payable out of Plan assets, unless paid by the employer. The expenses for the 1996 plan year were paid by the employer.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average rates for 1996 and 1995 were 7.5% and 7.25%, respectively. The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)             December 31, December 31,
                                   1996         1995
CIGNA                              $ 1,512,307  $  1,566,944
Aetna                                  457,815       494,944
Travelers                              388,845       432,342
Prudential                             236,966       219,677
Metropolitan Life                      782,764       587,847
                                   $ 3,378,697  $  3,301,754

Amount of the contracts allocable  $     5,006  $      4,900
to the Plan

NOTE 4 - FUNDING POLICY

The Corporation funds its obligation to the plan on a monthly basis. At December 31, 1996, the minimum funding requirements under ERISA have been met.


NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to Form 5500:

                                                     December 31,
                                                    1996        1995
                                              <
Net assets available for benefits             c
  per the financial statements                 $ 6,957,696   $ 6,788,511
Amounts allocated to participant
withdrawals                                       (150,301)     (529,952)
Net assets available for benefits
per Form 5500                                  $ 6,807,395   $ 6,258,559


                                                  Year Ended December
                                                  31, 1996

Benefits paid to participants per the
financial statements                                      $1,133,770
Add: Amounts allocated to participant
  withdrawals at December 31, 1996                           150,301
Less: Amounts allocated to participant
  withdrawals at December 31, 1995                          (529,952)
Benefits paid to participants per Form
5500                                                      $  754,119


Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 22, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letters. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.


NOTE 8 - SUBSEQUENT EVENT

Effective January 1, 1997, Fidelity Institutional Retirement Services Company assumed the participant account recordkeeping responsibilities from Bankers Trust.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          UNITED TECHNOLOGIES CORPORATION
                          DEFINED CONTRIBUTION RETIREMENT PLAN



Dated:  June 26, 1997     By:   /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human
                               Resources Systems
                            United Technologies Corporation

                                                            Exhibit 23






                  CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-58937) of United Technologies Corporation of our report dated June 26, 1997 appearing in the United Technologies Corporation Defined Contribution Retirement Plan's Annual Report on Form 11-K for the year ended December 31, 1996.



PRICE WATERHOUSE LLP
Hartford, Connecticut
June 26, 1997